FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13A-16 OR 15D-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                          For the month of APRIL, 2001


                             TRIMARK OIL & GAS LTD.
                 (Translation of registrant's name into English)

                                     0-30196
                                   -----------
                                  (File Number)

      1305 - 1090 WEST GEORGIA STREET, VANCOUVER, BRITISH COLUMBIA, V6E 3V7
     -----------------------------------------------------------------------
                    (Address of principal executive offices)

         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
                           Form 20-F [X] Form 40-F [ ]

  Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
                                 Yes [ ] No [X]


 If "Yes" is marked, indicate below the file number assigned to the registrant in connection with
                        Rule 12g3-2(b): 82-______________

                                   SIGNATURES

    Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                     TRIMARK OIL & GAS LTD.
                                     ------------------------------------------
                                     (Registrant)

Date   April 16, 2001                By  /s/ NICK DEMARE
      ---------------------             ---------------------------------------
                                        Nick DeMare
                                        Director
                                        (Signature)*

      *Print the name and title of the signing officer under his signature.

                             TRIMARK OIL & GAS LTD.
                        #1305 - 1090 WEST GEORGIA STREET
                              VANCOUVER, BC V6E 3V7
                    TEL: (604) 685-9316 O FAX: (604) 683-1585
                    CDNX SYMBOL: TMK.V O OTCBB SYMBOL: TOGSF

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NEWS RELEASE                                                      APRIL 16, 2001

                          MICA PROSPECT PROGRESS REPORT

Trimark Oil & Gas Ltd. wishes to report that drilling on the Mica Prospect prospect was halted at 7,060 feet to set casing.

Drilling was halted as an intermediate casing string was required because of higher than expected gas pressures. Drilling of the well is expected to recommence on April 17, 2001 and the drilling should be completed by April 21, 2001. The well is expected to reach total depth at 7,850 feet.

The Mica Prospect, which is located between the Elk Hills and the Midway Sunset producing fields in the South San Joaquin Basin, is one of five prospects scheduled for drilling in 2001 that are outside of the East Lost Hills and the Greater San Joaquin Basin Joint Ventures. Sequoia, the next prospect in the 2001 drilling program, is expected to spud by the end of April.

Trimark holds a 43.66% working interest in the five prospects.

Public  Company  partners  with  Trimark Oil Gas Ltd. in the Mica  Prospect  are
Hilton Petroleum Ltd. (CDNX: HTP / OTCBB: HTPTF) and Westone Ventures Inc. (CDNX: WTV).

For additional information on Trimark Oil & Gas Ltd. contact Des O'Kell at 1-888-303-3361.


ON BEHALF OF THE BOARD



/s/DONALD BUSBY
------------------------------------------------
Donald W. Busby, President


Except for the historical statements contained herein, this news release presents forward-looking statements that involve risks and uncertainties. Although the management and officers of Trimark Oil & Gas Ltd. believe that the expectations reflected in such forward-looking statements are based upon reasonable assumptions, they give no assurance that their expectations will be achieved. Certain risks and uncertainties inherent in the company's operations include political, economic, environmental and geological issues, including but not limited to, the continued need for additional capital, the competition within the oil and gas industry, the price of oil and gas, currency fluctuations, and other risks detailed from time to time in the company's periodic reports filed with the British Columbia Securities Commission and the Untied States Securities and Exchange Commission.

       The Canadian Venture Exchange has not reviewed and does not accept responsibility for the adequacy or the accuracy of this release.